Tom Ward Of SandRidge Energy: Another CEO That’s Got To Go
Forbes
By: Richard Finger

February 11, 2013

Like another crosstown oil and gas exploration company based in Oklahoma City, SandRidge Energy (SD) is exhibiting the same shareholder inimical corporate governance practices. The good news is the abusive reign of Chesapeake Energy (CHK) king Aubrey McClendon last week came to an abrupt end. The bad news is that SandRidge founder and CEO Tom Ward (also a CHK co-founder) continues presiding unchecked as an autocrat.

Source: http://www.forbes.com/sites/richardfinger/2013/02/11/tom-ward-of-sandridge-energy-

another-ceo-thats-got-to-go/?partner=yahootix

Any information or materials contained on the website that can be accessed via the above link is not part of the Shareholders for SandRidge website. For legal reasons, we are not permitted to hyperlink to sites with comments or other content that may regularly change.

SandRidge Board Needs More Reasons, Fewer Excuses
Reuters BreakingViews
By: Christopher Swann

February 11, 2013

SandRidge Energy’s board needs to provide more reasons and fewer excuses. Activist hedge fund TPG-Axon Capital wants to replace directors at the U.S. oil and gas driller. A response that’s big on scare tactics doesn’t cut the mustard. One rebuttal – that such an overthrow could trigger a $97 million payout to Chief Executive Tom Ward – only betrays the board’s weak governance record. Shareholders deserve better.

Source: http://www.breakingviews.com/sandridge-board-needs-more-reasons-fewer-

excuses/21068211.article

Any information or materials contained on the website that can be accessed via the above link is not part of the Shareholders for SandRidge website. For legal reasons, we are not permitted to hyperlink to sites with comments or other content that may regularly change.